Rock Resources Inc.

#910 - 510 Burrard Street Vancouver, B.C. V6C 3A8

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

02 MAR -4 AM 8:21

CDNX RCK

02015592

February 14, 2002

SUPPL

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated February 14, 2002
Pursuant to News Release Dated February 14, 2002

PROCESSED
MAR 05 2002
P THOMSON FINANCIAL

Enclosed please find Form 27 as noted above.

Yours truly,

Thomas J. Kennedy

Thomas J. Kennedy, B.Comm., LL.B.
President

dw 3/4

Encl.

cc: Canadian Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

Form 27

Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #910, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

February 14, 2002 - Vancouver, British Columbia

Item 3 **Press Release**

February 14, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

Rock Resources Inc. reports it has negotiated a private placement of up to 3,900,000 Units at $0.15/unit for gross proceeds of up to Cdn $585,000.

The Company proposes to settle debts in the amount of $486,000 by issuing 3,240,000 common shares of the Company at a deemed price of $0.15.

Item 5 **Full Description of Material Change**

Private Placement: Management is pleased to report that the Company has negotiated a private placement financing comprised of up to 3,900,000 Units at $0.15/unit, for gross proceeds of up to Cdn$585,000. Each unit is comprised of one common share and one Series A Share Purchase Warrant which entitles the purchaser to purchase one further share at a price of Cdn$0.21 up to October 15, 2002; Cdn$0.30 between October 16, 2002 and January 31, 2003; and Cdn$0.40 between February 1, 2003 and April 30, 2003. The proceeds of this financing will be used for general working capital, current obligations and development of mineral properties. This private placement is subject to regulatory approval. A finder's fee may be payable in connection with this private placement.

Debt Settlement: The Company announces that it proposes to settle debts in the amount of $486,000. Rock will issue a total of 3,240,000 common shares of the Company at a deemed price of $0.15 per common share. The foregoing is subject to regulatory approval.

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Thomas J. Kennedy
President

Telephone: (604) 688-3304
Fax: (604) 682-6038

Address: Rock Resources Inc.
Suite #910, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

February 14, 2002
(date)

Thomas J. Kennedy

(signature)

Thomas J. Kennedy

(name)

President

(position)

Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.